

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Mitchell Eaglstein
Chief Executive Officer
FDCTech Inc.
200 Spectrum Drive, Suite 300
Irvine, CA 92618

> **Re: FDCTech Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 000-56338**

Dear Mitchell Eaglstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 15

1. Please amend your filing to include management's annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 15

2. Your conclusion on the effectiveness of your disclosure controls and procedures is as of December 31, 2021. In your amended Form 10-K, please provide management's conclusion on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report (i.e. December 31, 2022). Refer to Item 307 of Regulation S-K.

Exhibit 31.1 and 31.2, page F-29

3. The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 or paragraph 4(b) with regard to internal control over financial reporting. Please include certifications containing the language precisely as set forth in Item 601(b)(31) of Regulation of Regulation S-K in your amended filing. The amendment should include updated and corrected Section 302 and Section 906 certifications, full Item 9A disclosures and your audited financial statements. Refer to Question 246.13 of the Regulation S-K C&DI's.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Barnett